One Financial Center Boston, MA 02111 617-542-6000 617-542-2241 fax
Asya S. Alexandrovich | 617 210 6820 | aalexandrovich@mintz.com	www.mintz.com

October 24, 2008

VIA EDGAR SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Rose Zukin, Esq.

Re:	Panacos Pharmaceuticals, Inc.

Annual Report on Form 10-K for the year ended December 31, 2007

Filed on March 7, 2008

Supplemental Response Filed on October 3, 2008

File No. 000-24241

Ladies and Gentlemen:

On behalf of Panacos Pharmaceuticals, Inc. (the “Company”), we are hereby filing with the Securities and Exchange Commission (the “Commission”) this letter in response to comments contained in the letter dated October 20, 2008 from Jeffrey Riedler of the Staff (the “Staff”) of the Commission to Alan W. Dunton, the Company’s Chief Executive Officer. The comments and responses set forth below are keyed to the numbering of the comments used in the Staff’s letter and are based upon information provided to Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. by the Company.

On behalf of the Company, we advise you as follows:

Form 10-K for Fiscal Year Ended 12/31/07

Item 1. Business

Company Background, page 17

1. Comment: We note your responses to Comments 3 and 4. To the extent that your agreement with Enfer is referenced in future filings, please also discuss when the option expires and the amount Enfer must pay in order to exercise the option. Please provide proposed disclosure for future filings.

Response: The Company advises the Staff that, under the terms of the Research and Option Agreement (the “Option Agreement”) with Enfer Technology, Ltd. (“Enfer”) related to the Company’s INACTINETM Pathogen Reduction System for red blood cells, Enfer’s exclusive option to enter into a definitive license agreement with the Company for INACTINE expired on October 5, 2008 and undertakes to include the following disclosure regarding the Option Agreement in future filings.

The Company has entered into a Research and Option Agreement (the “Option Agreement”) with Enfer Technology, Ltd. (“Enfer”) related to the Company’s INACTINETM Pathogen Reduction System for

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

BOSTON | WASHINGTON | NEW YORK | STAMFORD | LOS ANGELES | PALO ALTO | SAN DIEGO | LONDON

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Securities and Exchange Commission

October 24, 2008

red blood cells on April 5, 2007. Under the Option Agreement, Enfer received an exclusive option to enter into a definitive license agreement with the Company for INACTINE following its assessment of the INACTINE program in exchange for a one-time payment to the Company of $75,000. Enfer’s exclusive option to enter into a definitive license agreement with the Company for INACTINE expired on October 5, 2008. Enfer notified the Company in early October 2008 that, following its assessment of the INACTINE program, it decided not to pursue a definitive license agreement with the Company. Accordingly, the Company retains all of its existing rights to the INACTINE program.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the above responses will be acceptable to the Staff. If you have any questions or comments regarding the foregoing, kindly contact the undersigned at (617) 210-6820. Thank you for your time and attention.

Very truly yours,

/s/ Asya S. Alexandrovich
Asya S. Alexandrovich

cc:	Securities and Exchange Commission

Rose Zukin, Esq.

Jeffrey Riedler, Esq.

Panacos Pharmaceuticals, Inc.

Alan W. Dunton, M.D., President and Chief Executive Officer

Jane Pritchett Henderson, Chief Financial and Business Officer

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

William T. Whelan, Esq.

Megan N. Gates, Esq.